Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
BLKM I, LLC	Delaware
BLKM II, LLC	Delaware
BLKM III, LLC	Delaware
BLKM III (TRS-SUB), LLC	Delaware
BLKM IV, LLC	Delaware
BLKM V, LLC	Delaware
BLKM VI, LLC	Delaware
BLKM Funding (TRS), LLC	Delaware
BLKM Residual Portfolio, LLC	Delaware
BLK MAM Holding, LLC	Delaware
BLK MAM Liquidity Holdings Limited	Cayman Islands
BLK MAM Liquidity Holdings LLC	Delaware